LEE ENTERPRISES, INCORPORATED

                              PART I.  EXHIBIT 11

                   Computation of Earnings Per Common Share
                    (In Thousands Except Per Share Amounts)


                            Three Months Ended     Six Months Ended
                                 March 31,             March 31,
                              1995       1994       1995       1994
                                           (Unaudited)

Net income applicable to
  common shares             $ 11,116   $  9,564   $ 27,942   $ 22,881

Shares:
  Weighted average common
    shares outstanding        22,291     23,103     22,450     23,104
  Dilutive effect of
    certain stock options        319        358        310        357
  Average common shares
    outstanding as adjusted   22,610     23,461     22,760     23,461

Earnings per common share   $    .49   $    .41   $   1.23   $    .98